Exhibit 99.1

SatixFy Announces Full Year 2023 Results

Rehovot, Israel – March 29, 2024 – SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE AMERICAN: SATX), a pioneering force in next-generation satellite communication systems driven by in-house developed chipsets, has released its consolidated financial results for the full year period ended December 31, 2023. The Company has filed its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”) and can be accessed on its website at www.SatixFy.com.

Financial Highlights for the Full Year 2023

•	Total Revenues: $10.7 million, reflecting a 1% increase compared to $10.6 million in 2022.

•
Gross Profit: $4.8 million  a 22% decrease from $6.1 million  in 2022. The decrease in gross profit and margin due to the Company’s engagement in 2023 in projects which carry lower gross margins compared to 2022.

•	Operating Loss: $41.8 million, compared to $22.3 million for 2022. The increase was mainly attributed to higher Research and Development (R&D) costs, as described below.

•	Expenses Breakdown:

•
Research and Development (R&D): $29.1 million, compared to $16.8 million for 2022. The increase in R&D expenses was mostly driven by the significant effort the Company invested into the development of its space grades Application Specific Integrated Circuit  (“ASICs”) in order to bring the ASICs to maturity. Research and development expenses were also affected by a net decrease in European Space Agency grants and tax credits and a decline in contributions from government support and grants, which all are recorded as offsets to R&D expenses.

•
Selling and Marketing: $2.9 million, compared to $2.3 million for 2022. The increase was primarily driven by increased participation in trade shows, related travel costs and a slight increase in payroll, and RSU grants.

•
General and Administrative: $14.6 million, compared to $9.2 million for 2022. The increase was primarily driven by the settlement of a legal proceedings with Alta Partners, LLC of $2.3 million, as well as an increase in legal costs, an increase of director and officer insurance expenses, and a provision for expected credit loss. This was offset by a decrease in bonuses to the chairman of the Company’s board of directors.

•
Finance expenses: $12 million, compared to $10 million for 2022. The increase was primarily driven by a $3 million interest expense recorded on the advanced payments from MDA Ltd. (“MDA”), offset by $1 million of currency fluctuation effects.

•	Cash and Cash Equivalents: Cash and cash equivalents amounted to $14 million compared to $11.9 million as of December 31, 2022.

Management Commentary

Nir Barkan, Acting Chief Executive Officer of SatixFy, commented, “2023 was marked by strategic advancements and solid progress within our product development and customer engagements. The $60 million agreement with MDA has refocused SatixFy on its core competencies, fortifying a long-term business relationship with a leading satellite developer and providing us with advanced payments for sales of the Company’s cutting-edge space-grade ASICs. From a product standpoint, the progression of our Prime 2.0 and Sx4000 chips to advanced customer sampling stages, has brought us a significant step closer towards ultimate commercialization. Our success is due to our ongoing product development, with our products offering a highly compelling value proposition, with potential for significant capital expenditure savings, improved communication efficiencies and performance, enabling a broader coverage footprint across fewer satellites. “

“SatixFy is at a key inflection point in the industry, driven in-part by the fast-growing Low Earth Orbit (“LEO”) low-latency satellite market providing broad data coverage anywhere, anytime. We also believe that our Digital Beam Former is going to be a key component in the coming Direct to Device LEO constellations. We continue to focus on our R&D investments in order to maintain our leading edge and advance our satellite communication systems and chipsets.”

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced Very Small Aperture Terminal and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, Medium Earth Orbit and Geostationary satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

Shareholders may request, free of charge, a hard copy of the Annual Report, which includes SatixFy’s complete audited consolidated financial statements for the year ended December 31, 2023, by contacting finance@satixfy.com.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statement in this press release when it discusses its collaborations with strategic partners, including long-term business relationships, its commercialization efforts, the potential benefits of its products and technologies, its belief that its products offer potentially significant capital expenditure savings, its belief that its Digital Beam Former is going to be a key component in the coming Direct to Device LEO constellations, and the maintenance of its leading edge and advance our satellite communication systems and chipsets. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company's planned level of revenues and capital expenditures; the Company's available cash and its ability to obtain additional funding; the Company's ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company's ability to maintain its relationships with suppliers, distributors and other partners; the Company's ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak / Aviv Sax Nahamoni, info@satixfy.com

	As of December 31,
	2023	2022

Revenues:
Development services and preproduction	$8,249	$10,081
Sale of products	2,481	545
Total revenues	10,730	10,626

Cost of sales and services:
Development services and preproduction	4,930	4,166
Sale of products	1,008	332
Total cost of sales and services	5,938	4,498

Gross profit	4,792	6,128

Research and development expenses, Net	29,126	16,842
Selling and marketing expenses	2,866	2,335
General and administrative expenses	14,561	9,249
Loss from operations	(41,761)	(22,298)

Finance Income	83	17
Finance Expenses	(12,129)	(9,919)
Derivatives revaluation	(17,217)	(37,377)
Other Income	41,657	5,474
Listing Expenses	-	(333,326)
Company's share in the loss of a company accounted by equity method, net	(226)	(360)
Loss before income taxes	(29,593)	(397,789)
Tax expenses	(122)	-
Loss for the period	$(29,715)	$(397,789)

Other comprehensive income (loss) net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gain (loss) arising on translation of foreign operations	(609)	3,272
Total comprehensive loss for the period	$(30,324)	$(394,517)

Basic and diluted loss per share (in dollars)	$(0.37)	$(13.25)
Basic and diluted weighted average common shares outstanding	80,975	30,031

	As of December 31,
	2023	2022
	In USD thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,979	$11,934
Trade accounts receivable	2,260	1,295
Contract Assets	4,091	5,035
Prepaid expenses and other	2,332	3,648
Government departments and agencies receivables	3,076	6,156
Related Parties	75	157
Derivatives FPA	-	12,775
Promissory Notes	20,000	-
Inventory	1,475	831
Total current assets	47,288	41,831

NON-CURRENT ASSETS:
Other long-term receivables	2,000	-
Right-of-use assets, net	2,235	2,794
Property, plant and equipment, net	1,420	1,643
Investment in Jet Talk	1,551	1,777
Long-term deposits	208	203
Derivatives FPA	-	28,077
Total non-current assets	7,414	34,494

TOTAL ASSETS	$54,702	$76,325

	As of December 31,
	2023	2022
	In USD thousands
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables	$1,378	$1,459
Contract Liabilities	1,720	622
ESA advance payments	3,842	5,800
Prepayment from Customer	3,858	3,301
Advanced payments from MDA against future orders	28,138	8,875
Lease liabilities	639	1,021
Other accounts payable and accrued expenses	9,704	7,843
Related Parties	740	408
Total current liabilities	50,019	29,329

NON-CURRENT LIABILITIES:
Long-term loans from financial institutions, net	59,792	54,926
Lease liabilities	2,067	2,280
Derivatives Instruments Liabilities	114	20,305
Other long-term liabilities	1,496	1,107
Total non-current liabilities	63,469	78,618
SHAREHOLDERS’ DEFICIT:
Share Capital	-	-
Share Premium	451, 093	446,488
Capital reserves	1,444	3,498
Accumulated deficit	(511,323)	(481,608)
Total shareholders’ deficit	(58,786)	(31,622)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$54,702	$76,325